Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Pretium Resources Inc. (“Pretivm”) #1600 – 570 Granville Street Vancouver, BC V6C 3P1
Item 2	Date of Material Change June 11, 2013
Item 3	News Release The news release dated June 11, 2013 was disseminated through Marketwire and filed on SEDAR on June 11, 2013.
Item 4
Summary of Material Change

Pretivm announced a positive National Instrument 43-101-compliant Feasibility Study for the high-grade gold and silver resources identified to date at its 100%-owned Brucejack Project (“Brucejack” or the “Project”) in northern British Columbia.

Item 5	Full Description of Material Change

5.1 Full Description of Material Change

Pretivm announced a positive National Instrument 43-101-compliant Feasibility Study for the high-grade gold and silver resources identified to date at its 100%-owned Brucejack Project (“Brucejack” or the “Project”) in northern British Columbia.  The Feasibility Study was prepared by Tetra Tech.

Highlights (base case using US$1,350/oz gold, US$20/oz silver and exchange rate of US$/C$: 1)

●	Valley of the Kings Probable Mineral Reserves of 6.6 million ounces of gold (15.1 million tonnes grading 13.6 grams of gold per tonne) and West Zone Proven and Probable Mineral Reserves of 700,000 ounces of gold (3.8 million tonnes grading 5.8 grams of gold per tonne);

●	Average annual production of 425,700 ounces of gold over the first 10 years and 321,500 ounces of gold over the life of mine;

●	Base Case pre-tax Net Present Value (5% discount) of US$2.7 billion;

●	Base Case pre-tax Internal Rate of Return of 42.9%, with payback estimated at 2.1 years;

●	Mine life of 22 years producing an estimated 7.1 million ounces of gold;

●	Estimated project capital cost, including contingencies, of US$663.5 million;

●	Average operating costs of C$156.46/tonne milled over mine life.

Table 1: Summary of Brucejack High-Grade Economic Results by Metal Price
	Alternative Case	Base Case(1)	Spot Prices at June 06, 2013
Gold Price (US$/ounce)	$800	$1,350	$1,415.70
Silver Price (US$/ounce)	$15.00	$20.00	$22.70
Net Cash Flow	$1.41 billion (pre-tax) $964.1 million (post-tax)	$5.28 billion (pre-tax) $3.50 billion (post-tax)	$5.90 billion (pre-tax) $3.91 billion (post-tax)
Net Present Value(2) (5.0% discount)	$602.3 million (pre-tax) $383.7 million (post-tax)	$2.69 billion (pre-tax) $1.76 billion (post-tax)	$3.01 billion (pre-tax) $1.98 billion (post-tax)
Internal Rate of Return	16.6% (pre-tax) 13.7% (post-tax)	42.9% (pre-tax) 35.7% (post-tax)	47.0%(pre-tax) 39.2% (post-tax)
Payback (from start of production period)	4.7 years (pre-tax) 4.8 years (post-tax)	2.1 years (pre-tax) 2.2 years (post-tax)	1.9 years (pre-tax) 2.0 years (post-tax)
Exchange Rate (US$:C$)	1.00	1.00	0.98
(1)Tetra Tech-adopted consensus forecast metal prices from the Energy Metals Consensus Forecast (EMCF). (2)NPV is discounted to the beginning of 2013.

Project Mineral Reserves

The Mineral Reserves resulting from the Feasibility Study for the Brucejack Project are based on the November 2012 Mineral Resource estimates for the Valley of the Kings and the West Zone (see news release dated November 20, 2012). The Mineral Reserve estimates by zone and Reserve category are summarized below.

Table 2: Valley of the Kings Mineral Reserve Estimate(3)(4) – May 16th, 2013
Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained
				Gold (million oz)	Silver (million oz)
Probable	15.1	13.6	11.0	6.6	5.3
(3)Rounding of some figures may lead to minor discrepancies in totals (4)Based on C$180/t cutoff grade, US$ 1350/oz Au price, US$ 22/oz Ag price, C$/US$ exchange rate = 1.0

Table 3: West Zone Mineral Reserve Estimate(5) – May 16th, 2013
Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained
				Gold (million oz)	Silver (million oz)
Proven	2.0	5.7	309	0.4	19.9
Probable	1.8	5.8	172	0.3	10.1
Total P&P	3.8	5.8	243	0.7	30.0
(5)See notes (3) and (4) to Table 2 above.

Mining and Processing

Brucejack is planned as a high-grade underground mining operation using a long-hole stoping mining method and cemented paste backfill. The Valley of the Kings, the higher-grade, primary targeted deposit, will be developed first; the lower-grade West Zone will be developed in the second half of the Project’s 22-year mine life. The mine is planned to operate with a processing rate of 2,700 tonnes per day and mine a total of 9.6 million tonnes of ore for the first 10 years at an average mill feed grade of 14.2 grams gold per tonne.

Mineral processing will involve conventional sulphide flotation and gravity concentration, producing gold-silver doré and gold-silver flotation concentrate. Metallurgical recoveries for the Valley of the Kings are 96.7% for gold and 84.8% for silver, and for the West Zone 94.7% for gold and 90.4% for silver. A total of 7.1 million ounces of gold and 31.6 million ounces of silver is estimated to be produced over the life of the Brucejack Project, including the gold and silver recovered into the flotation concentrate. The Project’s projected production and processing is summarized in Table 4 below.

Table 4: Brucejack Project Total Mine Projected Production and Processing Summary(6)
Year	Tonnage, (t)	Gold grade, (g/t)	Silver grade, (g/t)	Gold Production, (‘000 ounces)	Silver Production, (‘000 ounces)
1	811,000(7)	15.4	12	388	271
2	937,000	13.8	11	403	284
3	979,000	13.1	11	400	294
4	981,000	15.8	12	483	314
5	983,000	17.1	14	523	364
6	986,000	12.7	9	389	235
7	985,000	15.5	11	474	306
8	985,000	14.0	10	427	265
9	980,000	14.0	11	427	303
10	991,000	11.2	18	343	490
Years 1-10	9,618,000	14.2	12	4,257	3,126
Years 11-22	9,368,000	9.7	105	2,816	28,515
Life of Mine (Years 1-22)	18,986,000	12.0	57.9	7,073	31,641
(6)Rounding of some figures may lead to minor discrepancies in totals (7)Tonnage includes pre-production ore.

Capital and Operating Costs

The capital cost for the Brucejack high-grade project is estimated at US$663.5 million, including a contingency of US$ 64.4 million. Capital costs are summarized in Table 5 below.

Table 5: Capital Costs Summary
(US$ million)
Mine underground	174.5
Mine site(8)	208.2
Offsite Infrastructure	69.1
Total Direct Costs	451.8
Indirect Costs	125.0
Owner’s Costs	22.3
Contingencies	64.4
Total Capital Cost	663.5
(8)Includes mine site, mine site process, mine site utilities, mine site facilities, tailings facilities, mine site temporary facilities and surface mobile equipment.

Average operating cost is estimated at C$156.46 per tonne milled. Operating costs are summarized in Table 6 below.

Table 6: Operating Costs Summary
(C$/tonne)
Mining	93.18(9)
Processing	18.16
General & Administrative	25.47
Surface Services and Others	19.65
Total Operating Cost	156.46
(9)LOM ore milled; if excluding the ore mined during preproduction, the estimated cost is C$94.40/t.

All-In sustaining cash costs, which include by-product cash costs, sustaining capital, exploration expense and reclamation cost accretion are summarized in Table 7 below.

Table 7: All-In Sustaining Cash Costs Life of Mine
(US$ million)
Total Cash Costs(10)	$3,253
Reclamation Cost Accretion	$25.7
Sustaining Capital Expenditure	$328.5
All-in Sustaining Cash Costs	$3,607.2
Gold Sales	7.1 million ounces
All-in Sustaining Cash Costs per Ounce	$508/ounce
(10)Net of silver credits at Base Case silver price of $20/ounce.

Opportunities for Enhanced Economics

The capital cost includes $49.9 million for a 50 kilometer-long transmission line. An evaluation of the cost benefits of alternatively entering into a build-own-maintain agreement for the construction and operation of the transmission line is now underway.

The capital cost associated with the plant site construction is also being evaluated for potential savings in optimizing the site layout.

The Project timeline is being reviewed for opportunities to accelerate underground development.

Next Steps

The results of the 10,000-tonne Bulk Sample Program currently underway at Brucejack’s Valley of the Kings are expected later in the year.

Pretivm will continue to advance engineering at the Brucejack Project in support of the ongoing permitting process, and anticipates filing its application for an Environmental Assessment Certificate later this year.

After obtaining permits, and subject to a production decision, Pretivm anticipates commencing construction of the mine in the second half of 2014.

The Technical Report for the Brucejack Project Feasibility Study is expected to be filed on SEDAR this month and will also be available at www.pretivm.com.

Ian I Chang, M.A.Sc., P.Eng., Vice President, Project Development, Pretium Resources Inc. is the Qualified Person (QP) responsible for Brucejack Project development.

5.2 Disclosure for Restructuring Transactions Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.

Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph Ovsenek, Chief Development Officer & Vice President Phone: 604-558-1784
Item 9	Date of Report Dated at Vancouver, BC, this 11th day of June, 2013